July 28, 1997

Northern Life Insurance Company
20 Washington Avenue South
Minneapolis, MN  55401

Ladies and Gentlemen :

This letter sets forth the terms and conditions of the services agreement between NEUBERGER&BERMAN MANAGEMENT INC. ("NBMI") and NORTHERN LIFE INSURANCE COMPANY (the "Company") effective as of the 8th day of August, 1997.

The Company, NBMI, Neuberger&Berman Advisers Management Trust (the "Trust") and Advisers Managers Trust have entered into a FUND PARTICIPATION AGREEMENT dated the 8th day of August, 1997, as may be amended from time to time (the "Participation Agreement"), pursuant to which the Company, on behalf of certain of its separate accounts (the "Separate Accounts"), purchases shares ("Shares") of certain Portfolios of the Trust ("Portfolios") to serve as an investment vehicle under certain variable annuity and/or variable life insurance contracts ("Variable Contracts") offered by the Company, which Portfolios may be one of several investment options available under the Variable Contracts.

NBMI recognizes that in the course of soliciting applications for its Variable Contracts and in servicing owners of the Variable Contracts, the Company and its agents that are registered representatives of broker-dealers provide information about the Trust and its Portfolios (and Series of Advisers Managers Trust) from time to time, answer questions concerning the Trust and its Portfolios (and Series), including questions respecting Variable Contract owners' interests in one or more Portfolios, and provide services respecting investments in the Portfolios.

NBMI desires that the efforts of the Company and its agents in providing written and oral information and services regarding the Trust to current and prospective Variable Contract owners shall continue.

Accordingly, the following represents the collective intention and understanding of the services agreement between NBMI and the Company.

The Company and/or its affiliates agree to provide services ("Services") to current owners of Variable Contracts including, but not limited to: teleservicing support in connection



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with the Portfolios; delivery of current Trust prospectuses, reports, notices, proxies and proxy statements and other informational materials; facilitation of the tabulation of Variable Contract owners' votes in the event of a meeting of Trust shareholders; maintenance of Variable Contract records reflecting Shares purchased and redeemed and Share balances, and the conveyance of that information to the Trust, its transfer agent, or NBMI as may be reasonably requested; provision of support services including providing information about the Trust and its Portfolios (and Series of Advisers Managers Trust) and answering questions concerning the Trust and its Portfolios (and Series), including questions respecting Variable Contract owners' interests in one or more Portfolios; provision and administration of Variable Contract features for the benefit of Variable Contract owners participating in the Trust including fund transfers, dollar cost averaging, asset allocation, portfolio rebalancing, earnings sweep, and pre-authorized deposits and withdrawals; and provision of other services as may be agreed upon from time to time.

In consideration of the Services, NBMI agrees to pay to the Company a service fee at an annual rate equal to fifteen (15) basis points (0.15%) of the average daily value of the Shares held in Separate Accounts. For purposes of computing the payment to the Company under this paragraph, the average daily value of Shares held in Separate Accounts over a monthly period shall be computed by totaling such Separate Accounts' aggregate investment (Share net asset value multiplied by total number of Shares held by such Separate Accounts) on each business day during the calendar month, and dividing by the total number of business days during such month. The payment to the Company under this paragraph shall be calculated by NBMI at the end of each calendar month and will be paid to the Company within thirty (30) days thereafter.

The services agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one year periods. The services agreement may be terminated by either the Company or NBMI upon sixty
(60) days' written notice to the other, and shall terminate automatically upon redemption of all Shares held in Separate Accounts, upon termination of the Participation Agreement, or upon assignment of the Participation Agreement by either the Company or NBMI.

Notwithstanding the termination of the services agreement, NBMI will continue to pay the


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service fees in accordance with the preceding paragraph so long as net assets of the Company or a Separate Account remain in a Portfolio, provided such continued payment is permitted in accordance with applicable law and regulation. The services agreement may be amended only upon mutual agreement of the Company and NBMI in writing.

Nothing in the services agreement shall amend, modify or supersede any contractual terms, obligations or covenants among or between any of the Company, NBMI, the Trust or Advisers Managers Trust previously or currently in effect, including those contractual terms, obligations or covenants contained in the Participation Agreement.

If the services agreement is consistent with your understanding of the matters we discussed concerning the Company's provision of the Services, please sign below.

                              Very truly yours,

                              NEUBERGER&BERMAN MANAGEMENT INC.

                              By:    Peter Sundman
                              Title: Senior Vice President

                              ACKNOWLEDGED AND AGREED TO:

                              NORTHERN LIFE INSURANCE COMPANY

                              ______________________________
                              By:
                              Title: